

Kim McCann · 3rd

 **The Gap Year Girls**

Co-founder / COO at The Gap Year Girls

New York, New York, United States · 500+ connections ·

Contact info

Experience



Co-founder / Chief Operating Officer
The Gap Year Girls
Apr 2018 – Present · 2 yrs 8 mos
United States

At The Gap Year Girls, we hold the value that individually we self-source solutions by knowing our own selves and trusting our guts when it comes to satisfying our goals through perseverance and impactful problem-solving. It is my job to hold the vision for where we are going as a company so that our team can perform their best through the core principles that we stand for and support my business partner, and co-founder, Celeste Rajczi so that we can achieve our dream.

As a team, we have made progress in the right direction, and each day I measure thi ...**see mor**

 **As a Gap Year Girl, how do you take permissio...**

 **Your Intentional Gap Year - Stay on Track!...**

Professional Semi-Time Out
Self-Employed Business Development Consultant
Apr 2013 – Apr 2018 · 5 yrs 1 mo
The World

After over 2 decades of a solid career in marketing music, design, and the arts, I decided to take a career break to reinvigorate my perspective and broaden my creativity. I left Los Angeles and at 50 years old, started my transition by thru-hiking the entirety of the Appalachian Trail (2180 miles) as a solo woman hiker. Being my first time as a hiker, I gained a newfou ...see mor





Co-founder
Bullet Cable / Core One
2003 – Mar 2013 · 10 yrs
Los Angeles, CA

Heading the promotion of new products by building and implementing social media strategies and marketing outreach, as the Executive Marketing Director and Co-founder, I oversaw the packaging, copywriting, advertising, tradeshow promotion, web-promotion, and branding focus for Bullet Cable. Bullet Cable began as a single product, and under my leadership, a ...see mor



Elected Public Servant - Neighborhood Councilwoman
Downtown Los Angeles Neighborhood Council
2002 – 2003 · 1 yr
Los Angeles

Area Wide Artist Director, Downtown Los Angeles Neighborhood Council (DLANC)
Elected member of the board, representing resident artists in Downtown Los Angeles. Served under LA Mayor Richard Hahn and the Los Angeles City Council. Initiated the Arts, Aesthetics, and Culture (AAC) Committee and then Chaired the committee during its original for ...see mor

Multi Media Event Coordinator
Zone 9 Art

1999 – 2003 · 4 yrs
Los Angeles, CA

Organization of multi-media events in Downtown Los Angeles and Greater LA area that would later be replicated by other groups including the Los Angeles County Museum of Art. Well attended events included performance art, DJ, Bands, 2 d and 3 d artists, spoken word, digital media performances held in various buildings throughout the city. Noted for "a knac ...**see mor**

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Education

CEPE Universidad Nacional Autónoma de México
Spanish Language and Culture
2019 – 2019

UCLA Extension
Business Administration and Management, General
2006 – 2007

Los Angeles Pierce College
Business/Commerce, General, Fine Arts General
1985 – 1987

Fine Arts Focus with minor focus on Business Law, Marketing, General.

Volunteer experience

Volunteer
Union Rescue Mission - Los Angeles
Feb 1999 – Present • 21 yrs 10 mos

Human Rights

Volunteer work servicing the homeless population in Los Angeles, CA



